Exhibit 99.1

Daqo New Energy Reiterates its Stance Against Forced Labor and Calls for Rational and Responsible Dialogue

Shanghai, China, January 15, 2021 -- Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today addressed comments in recent third-party research reports and related news media about its exposure to risks relating to forced labor.

Daqo New Energy wishes to reiterate that it has a zero-tolerance policy towards forced labor in its own facilities and across its supply chain.

Polysilicon manufacturing is a complicated chemical process which is highly automated, digitalized and technology-intensive. It requires highly trained personnel for its production lines and is not labor-intensive. The Company considers the idea of employing “forced labor” or “prison labor” as not only morally abhorrent but also wholly inconsistent with its goals to be successful in terms of safety, efficiency and costs. We believe that solar professionals and anyone in the United States or elsewhere who has basic understanding and common sense of the polysilicon industry will likely share this view.

We locate our production facilities in Xinjiang in order to be close to sources of raw materials and energy for polysilicon production. We have built a world-class polysilicon facility in Xinjiang to better serve the fast growing solar PV industry which is one of the foundational industries necessary to reduce the global carbon footprint. We call for rational and responsible dialogue across the global solar PV industry. We welcome more international collaboration and healthy competition. We need to work together to combat climate change and elevate the prosperity and social welfare of the communities in which our facilities are based and elsewhere around the globe.

ABOUT DAQO NEW ENERGY CORP.
Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company is one of the world’s lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility in China currently has a nameplate annual polysilicon production capacity of 70,000 metric tons.

Safe-Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the statements from the Company management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding risks is included in Daqo’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.